Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 28, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
O’Shaughnessy Tactical Asset Allocation Fund (S000034263)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of September 14, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 380 to its registration statement.  PEA No. 380 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on August 3, 2011, for the purpose of adding one new series, O’Shaughnessy Tactical Asset Allocation Fund (the “Fund”), to the Trust.

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

Summary Section

1.
Staff Comment:  The Staff notes that the second paragraph of the “Principal Investment Strategies of the Fund” section states that the Fund will engage in leverage and short sales as part of its portfolio management process.  Please explain whether the “Annual Fund Operating Expenses” table should include an estimated amount for “Interest Expense and Dividends on Short Positions” as a result of these activities.  If so, please revise the “Annual Fund Operating Expenses” table accordingly.

Response:  The Trust responds by stating that the Fund will engage in low levels of leverage and short selling activities with an average of approximately 5% of total assets under management involved in such transactions at any given time.  Therefore, the Trust declines at this time to add “Interest Expense and Dividends on Short Positions,” to the Annual Fund Operating Expenses table until such time as the Fund has actual interest expense and dividends on short positions to note, if any.

2.	Staff Comment: With respect to the “Principal Investment Strategies of the Fund” section, please:

a)	revise the second paragraph to indicate the quality and maturity parameters of the fixed income securities in which the Fund invests;
b)	revise the second paragraph as necessary to link the Fund’s investment strategies to the “High Yield Securities Risk” contained in the “Principal Risks of Investing in the Fund” section; and
c)
revise the second paragraph as necessary to reconcile between the Fund’s ability to invest without limit in real estate investment trusts and the Fund’s fundamental investment restriction contained in the SAI which restricts the Fund from investing greater than 25% of its total assets in securities of issuers conducting their principal business in the same industry (e.g., the real estate industry).

Additionally, the Staff directs the Trust to the July 30, 2010 letter issued to the Investment Company Institute which expresses the Staff’s request that Funds disclose the specific types of derivatives to be used and the purpose of such use.  Please adjust the disclosure accordingly.

Response:  The Trust responds by revising the disclosure as follows;

Equity securities in which the Fund may invest include, but are not limited to, common and preferred stocks of companies of all market capitalizations, convertible securities, rights and warrants to purchase common stock and depositary receipts listed on a U.S. stock exchange, traded through NASDAQ or otherwise in the U.S. over-the-counter market (collectively, the “U.S. Markets”) or a foreign stock exchange or traded in the worldwide over-the-counter market (collectively, “Non-U.S. Markets”).  Fixed income securities in which the Fund may invest include, but are not limited to, those of governments, government agencies, inflation-protected securities, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations.  Such fixed-income securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”).  The Fund may invest up to 100% of its total assets in the securities of foreign issuers, including those in emerging markets, and may invest up to ~~100%~~ 25% of its total assets in REITs or foreign real estate companies.  The Fund may invest up to 100% of its total assets in other investment companies, including ETFs.  Investment companies or ETFs that invest predominantly in a particular asset class are considered an investment in that asset class for the purposes of the Fund’s allocation.  The Fund may purchase and sell certain derivative instruments, such as futures contracts, options, swaps and currency-related transactions involving futures contracts and forward contracts, for various portfolio management purposes, including, but not limited to, reducing transaction costs, increasing overall liquidity of the Fund, gaining exposure to outside markets not ordinarily available, and to mitigate risks.  In general terms, a derivative instrument is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index.  The Fund may invest up to 100% of its total assets in derivative instruments.  The Adviser expects that the Fund’s investment strategy may result in a portfolio turnover rate in excess of 100% on an annual basis. The Fund may also utilize leverage as part of the portfolio management process and may engage in short sale transactions with respect to 25% of the Fund’s total assets.  The Fund may hold money market instruments, cash and cash equivalents in an amount of up to 100% of the portfolio depending on the state of the market and the output of the quantitative selection screen.

3.
Staff Comment:  In the “Principal Risks of Investing in the Fund” section, the third sentence of the risk titled, “Market Risk and Equity Risks” is repetitive of language contained in the risk titled, “Risks of Small- and Medium-Sized Company Risk.”  Please consider removing this sentence from “Market Risk and Equity Risks.”

Response:  The Trust responds by removing the sentence as requested.

Investment Objective, Principal Investment Strategies, Related Risks and Portfolio Holdings Information

4.
Staff Comment:  With respect to the “Temporary Defensive Strategy” section, please explain supplementally how the Fund’s temporary defensive strategy differs from its strategy of investing as much as 100% of its assets in money market instruments, cash and cash equivalents as described in the “Principal Investment Strategies of the Fund” section of the Summary Section.  If the latter is truly a temporary defensive strategy, please explain why it is also disclosed as a principal strategy.

Response:  The Trust responds by stating that the Fund is an asset allocation fund and that at any time the Fund may allocate its assets according to the Advisor’s quantitative method.  Such allocations may include investing 100% of the Fund’s assets in money-market funds or other cash equivalents.  While such allocations may be done for temporary defensive purposes, they may also be as a result of the Fund’s principal investment strategies (i.e., allocation based on the Advisor’s quantitative method).  Therefore, the Trust believes the existing disclosure is appropriate.

Management of the Fund

5.
Staff Comment:  With respect to the “Fund Expenses” section, the Staff notes that in the second paragraph it states that the Fund’s operating expense limitation agreement is indefinite.  However, the previous paragraph states that the agreement will be in effect at least through November 30, 2012.  Please revise as necessary to reconcile this conflict:

Response:  The Trust responds by revising the disclosure as follows:

The Fund is responsible for its own operating expenses.  The Adviser has contractually agreed, however, to waive its management fees and pay expenses of the Fund to ensure that its Net Annual Fund Operating Expenses (excluding AFFE, interest, taxes and extraordinary expenses) does not exceed its average net assets on an annual basis through at least November 30, 2012, as follows:

Class A	Class C
1.44%	2.19%

The term of the Fund’s operating expenses limitation agreement, subject to its annual approval by the Board, is indefinite and it can only be terminated upon a vote of the Board but will remain in effect at least through November 30, 2012.  Any waiver in management fees or payment of expenses made by the Adviser may be recouped by the Adviser in subsequent fiscal years if the Adviser so requests.  This recoupment may be requested if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the recoupment) does not exceed the applicable limitation on the Fund’s expenses.  The Adviser is permitted to recoup fee waivers and expense payments made in the prior three fiscal years from the date the fees were waived and Fund expenses were paid, subject to these limitations.  Any such recoupment is contingent upon the subsequent review and ratification of the recouped amounts by the Board.  The Fund must pay current ordinary operating expenses before the Adviser is entitled to any recoupment of fees and expenses.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

6.	With respect to the “Investment Restrictions” section on page A-22, please revise restriction number six so that it also relates to non-physical commodities.

Response:  The Trust responds by stating that the second sentence of the disclosure appropriately discloses the Fund’s policy with regard to non-physical commodities by indicating that the Fund may invest in futures contracts and other instruments backed by physical commodities.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

7.
Staff Comment:  In the section titled “Management,” with respect to the trustee and officers table on pages A-25 and A-26, please disclose in the column titled, “Other Directorships Held During Past Five Years” that each Trustee also serves as Trustee with respect to other series within the Trust.

Response:  The Trust responds by adding the following disclosure to this column for each Trustee of the Trust:

“Trustee, Advisors Series Trust (for series not affiliated with the Funds)”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust